FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Presentation on quarterly results January-December 2018	2

RESULTS JANUARY | DECEMBER 2018

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in this presentation are included in our consolidated financial statements and consolidated management report for the year 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 17 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

2018 Highlights 2019 Outlook Mr. José Mª Álvarez-Pallete Chairman & CEO

2018 Highlights Gaining customers’ relevance Transforming our revenue mix Investing to reinforce our platforms Top digital customer experience, Radical transformation in demand Best technological platforms at the best technology at their service from voice to data service of our customers’ needs Demand for FFTx/Cable, LTE, Pay TV Increasing weight of high growing At the forefront of technology unabated revenues (BB and SoC) Increasing customer lifetime = Created several unicorns Pioneers in digitalisation, providing business sustainability simplification, virtualisation & AI Growth (sustainable & profitable) Strengthening financial position Dividends (sustainable & attractive) Accelerating our growth path 3rd straight year of net debt decline Returned value to shareholders Robust and sustainable FCF Organic deleverage driven by FCF Reinforced balance sheet Efficient use of investment Reshaping our asset's portfolio via Investment grade credit rating resources for sustainable growth ROCE-driven inorganic actions DESPITE TOUGH REGULATION 1

2018 proof points backing up our strategy

Gaining customers' relevance

- **356** mill accesses; stable churn
- Excellence in **value customers**
  - ✓ **+21% FFTx/Cable**
  - ✓ **+20% LTE**
  - ✓ **+5% Pay TV**
- Leadership in **Digital Experience**
  - ✓ **Record CSI** (Customer Satisfaction)

Transforming our revenue mix

- 53% **BB & SoC** revs; +1pp y-o-y
- 35% **Voice & access** revs. ; -4pp y-o-y
- **Digital** Revs €7Bn; +24.0% y-o-y
- ✓ **Global Digital Ecosystem**

Investing to reinforce our platforms

- **#1 fiber** in Europe & Latam
- **#1 virtualisation**
- **#1 Shutdown**


FT
100 digital champions
Top-20 transforming
corporations using
digital technologies

- ✓ **Simplification programs**

Growth (sustainable & profitable)

- **+2.4% Revs. (€48.7bn)**
- **+3.2% Rev. per access** (+3.8% in Q4)
- **+3.5% OIBDA (€15.8bn underlying)**
- **+8.0% OpCF**
- **15.1% CapEx/Sales**
- **+5.3% FCF ex spectrum (€5.6bn)**

Strengthening financial position

- **Net debt -€2.4Bn in 2018. €41.8bn**
  - ✓ **+11% yoy avg.debt life** (9.0 yrs)
  - ✓ **+3 p.p. fixed rates** to 74%
  - ✓ **Cost of debt 3.41%** (-0.04 p.p. qoq)
- **Net debt -€3.8bn incl. post closing events** (disposals of T. Centro America, Antares) to **€40.4bn**

Dividends (sustainable & attractive)

- **€0.40** DPS (42% FCF pay-out)
- **€0.96** FCFS (-1.2%)
- **€0.57** EPS (+2.2%)
- ✓ **Focus on ROCE**

y-o-y organic variations

DESPITE TOUGH REGULATION

Telefonica

2

Last 4 years: organic growth; growing cash; reducing debt Revenues OpCF ex-spectrum y-o-y organic €m 9000 8,027 8,320 8000 6,535 3.5% 3.4% 7000 2.4% 6000 1.3% 4,353 5000 4000 3000 FY 15 FY 16 FY 17 FY 18 2000 1000 FY 15 FY 16 FY 17 FY 18 OIBDA (0.1 p.p.) +1.0 p.p. +0.6 p.p. +0.3 p.p. Margin FCF ex-spectrum Net debt €m €Bn 49.2 48.6 incl. post 40.4 closing events 5,578 44.2 5,300 41.8 4,822 4,727 FY 15 FY 16 FY 17 FY 18 FY 15 FY 16 FY 17 FY 18 3

Financials in a nutshell FY 18 Q4 18 Reported Reported Organic Reported Reported Organic € in millions IFRS 15&9 y-o-y y-o-y IFRS 15&9 y-o-y y-o-y Revenues 48,693 (6.4%) 2.4% 12,917 (1.9%) 3.0% Profitable Growth Service revenues 43,585 (8.9%) 1.0% 11,275 (5.1%) 1.3% OIBDA Underlying 15,813 (5.0%) 4,008 (5.2%) OIBDA 15,571 (3.8%) 3.5% 3,537 (9.6%) 2.4% OIBDA margin 32.0% 0.9 p.p. 0.3 p.p. 27.4% (2.3 p.p.) (0.2 p.p). OpCF (ex-spectrum) 8,320 3.6% 8.0% 1,354 11.6% 31.1% Double-digit OpCF growth Net Income 3,331 6.4% 610 (11.9%) EPS (€) 0.57 2.2% 0.11 (11.9%) FCF 4,904 (0.9%) 1,947 13.1% FCF boost FCF (ex-spectrum) 5,578 5.3% 1,987 14.1% Net Financial Debt 41,785 (5.5%) Further ND decline Reported headlines reflect • FX swings & regulation • Hyperinflation in Argentina in Q4 & FY 18: Revs. (+€305m; -€313m), OIBDA (+€80m; -€148m) & N. Income (-€46m; -€305m) • Other special factors in Q4 & FY 18: (OIBDA: Q4: -€552m; FY: -€93m; N. Income Q4: -€606m; FY: -€811m) 4

Delivering on our commitments

Operating 2018 guidance (organic)	Upgraded Guidance 2018	FY 18	
Revenues	**Growth of around 2%** (despite regulation dragging: ~-0.9 p.p.)	**+2.4%**	✓
OIBDA Margin	**Continues expanding around 0.5 p.p.** (despite regulation dragging ~-1.6 p.p. on OIBDA growth)	**+0.3 p.p.**	✓
CAPEX ex-spectrum/Sales	**Around 15%**	**15.1 %**	✓

Solid balance sheet
Additional deleveraging
Improved ROCE
Attractive, stable & sustainable dividend

✓

Dividends to be paid in 2018 calendar yr. €0.40/sh.

Cash: 15/Jun/18 €0.20/sh.

Cash: 20/Dec/18 €0.20/sh.

✓

2018 DIVIDEND	€0.4/SH. CASH	
Interim Dec-18	€0.20/sh.	✓
Final Jun-19	€0.20/sh.	✓

Telefónica

5

Our platforms make us relevant to our customers

Digitalisation — AI

Normalisation

Cognitive power — 4P

- **AURA**: 6 Countries
- **Normalised Data**: Common dictionary of data; Normalised APIs
- **AI Use Cases**:
  - Network deployment: FTTH CapEx optimisation
  - TV recommender: 5x Content on Demand

Personalisation

Products & Services — 3P

- **SoC Revenues** o/total rev. FY: **15%** (+3 p.p. y-o-y)
- **Digital Revenues**
  - Cloud, IoT, Security: **+31%**
  - Content: **+86%**
  - Video: **+0.5%**



FY
€6.8bn
+24.0%

y-o-y organic

- **Personalised & Digital**: Segmented B2C offers; Complete B2B digital solutions; MNCs global agreements

Virtualisation

Physical assets — 1P

- **UBB coverage**: **83m** premises passed (o/w 51m owned)
- **LTE coverage**: **76%** — 94% EU, 70% Latam
  - 4.5G "Massive MIMO"
  - 5G "OpenRAN"
- **Network virtualised**: **#1** — 11 countries, 2 global centers
- **Unified fixed devices**: **30m**

Automation/Cloudification

IT & Systems — 2P

- **E2ED level**: **65%** Digitalised processes, +6 p.p. y-o-y
- **Full Stack**: **30%** Cust. migrated, +7 p.p. y-o-y
- **Online Charging System**: **66%** Cust. migrated +4 p.p. y-o-y

Open APIs

Telefónica

6

FY & Q4 18 Results Mr. Ángel Vilá COO

Ongoing strong momentum Revenues Sequential improvement in Revenues & OpCF y-o-y organic • +30 bps revs. acceleration +3.6% LATAM - Services revs. (+10 bps.); mainly Brazil + Spain +3.1% +3.2% +2.6% +3.0% GROUP Handsets sales (+20bps) +2.0% +2.7% - +1.9% +2.2% EUROPE +1.6% • Both Latam and Europe revs. ramping-up +1.1% +1.2% - 60 bps Europe Q1 18 Q2 18 Q3 18 Q4 18 - 40 bps Latam +3.9% EX-REGULATION • Q4 revs. €12.9bn (€11.7bn Q3) • Outstanding Q4 OpCF (+27.1 p.p. q-o-q) OpCF (ex-spectrum) • Sustained OIBDA (Q4:+2.4%) y-o-y organic 31.1% 8.0% 3.6% 4.0% Q3 18 Q4 18 FY organic FY reported CapEx (1.3%) (6.6%) 7

B2C | Enriched portfolio, video and data boost growth

Growth across regions in 2018

- **New offers developed in convergent markets**
  - **"M4M"** new Fusión portfolio (SP Oct-18)
  - **Pay TV launch** (ARG Oct-18)
  - **First convergent offer** (PER Jan-19)
  - **Netflix** available (CHI, COL, ECU, UK, SP)
- **Prepaid growth with integrated data**
  - Integrated recurrent plans in all Latam (ex-MEX)
  - New features foster upsell and engagement (BRA)
- **Mobile post-paid, flexible & personalised**
  - **"M4M" strategy** (data & content) (COL, BRA, SP)
  - **"Movistar Play"** (OTT) in Latam; increasing loyalty
  - **Family plans** (ARG, UK, BRA, CHI, GER)
  - **Flexible tariffs** (UK, BRA)
- **Device integrated offers, innovative models**
  - **+18.8% handset revenue vs 2017** (€5.1Bn)

Larger scale in Video



('000)
y-o-y
945
3,537
5,338
8,875
9,821
OTT
DTH
IPTV/Cable
Pay TV
Total
(11%)
+19%
+5%
(428)
+835
+408

FTTx/Cable in FBB



(%)
y-o-y
48%
67%
64%
Hispam
Brazil
Spain
+17 p.p.
+6 p.p.
+8 p.p.

Recurrent data in prepay



(%)
43%
62% Brazil
31% Hispam
Latam
>10% ARPU uplift & CLV increase

8

B2B | Differentiated proposal, relevant and distinctive growth engine Business Revenues 2018 Lego-like value proposal (€m) y-o-y organic • Integral Digital Solutions portfolio, ready to tailor 9,622 - “Digital Core“ services: Comms + Cloud + Security 4,753 4,869 - Building blocks: In-house digital services (IoT…) + leading 20% partners (AWS, MSFT, Cisco...) o/Group Revenues • Leveraged on Group’s unique global capabilities Total Corporate SME +3.4% +5.3% +1.8% Capturing a large and growing opportunity Split by Region 2018 (€Bn) y-o-y organic • FY B2B Digital Services revs. (19% of FY B2B revs.): +31.5% y-o-y 5.1 - Cloud Revenues: +21% y-o-y 4.5 - Leading infrastructure and partners - IoT revenues: +31% y-o-y - Leader in Gartner's Magic Quadrant Europe Latam - Security revenues: +66% y-o-y - Leading Security Operation Centres and brands +2.4% +4.3% 9

Digital Transformation | Customer at the centre Increase Direct customer Foster top-ups & Make payments & collections Improve experience Enhanced customer interaction for sales add-ons through own digital more efficient fulfillment and technical care experience channels and user friendly support Transforming our digital relationship with our customers delivering operational efficiency >€300M >€340M >€1.0bn Gross Savings FY 18 Gross Savings FY 19E Cumulative Savings FY 20E Agile Mindset 40% 30% 20% 10% Customer Service Digital Experience Billing & Payments Process Automation in Digital Channels in Sales • Self-management & on line • Advanced Analytics • Simplified & trustful • Automatic resolution of attention processes, specially in incidents (+30% in Spain vs • Digital marketing Latam Dec-17) • Use of Cognitive Platforms • Personalisation • E-billing (+16 p.p. in Brazil • Launch of “robots factories” • Use of App (+22% in Brazil vs • Fostering online (+8 p.p. vs 2017) 2017) Fusion online sales; 31% • -17% B2C Calls to C. Centre gross adds vs 2017) (-27% in Brazil vs 2017) • “Cost of sale reduced“ • Ommnichanel logistic and Blockchain for CPE control • “Cost to serve reduced” % of savings in FY 18 10

Spain | Competitive differentiation in a rational market

ARPU growth ramps up on value strategy

- **Competitive offering underpins sound trading**
  - New “Fusión”(Oct), “O2”(Oct), Netflix (Dec)
  - Positive contract portability (Q4 & FY)
- **Churn flat q-o-q** (convergent, mobile contract)
- **Further room for “M4M”**
- **Convergent ARPU up on better mix**
  - 30% high-end base: +3 p.p. y-o-y
  - Higher ARPU growth q-o-q despite “O2” launch

Growth levers

- **Differential TV increases engagement**
  - Increased football viewers (+90% Champions League audience vs last season)
  - 34% Pay TV penetration still below EU avg. (> 40 p.p. opportunity)
- **Fibre progress in coverage and connections**
  - 21.3m FTTH premises passed (+2.1m y-o-y)
  - 26% FTTH network uptake (+3 p.p. y-o-y)

Accesses


y-o-y
Dec- 17
Dec-18
10%
9%
Convergent
(1%)
2%
FBB
5%
6%
TV
14%
15%
FTTH
6%
7%
Mobile Contract

Convergent ARPU


FY
+4.3% y-o-y
89€
Telefonica
Closest Competitor
Convergent Revs.: +7.3% y-o-y

Pay TV uptake


Dec- 18
y-o-y
4.1 m
+11%
3.7 m
Pay TV
Fusion TV
80% Convergent (+5 p.p. y-o-y)

Fiber penetration


Dec- 18
y-o-y
+19 p.p.
39%
+8 p.p.
64%
Fiber/Wholesale
Fiber /FBB
FY net adds
673K
517K

Telefonica
11

Spain | Improved delivery: revenue acceleration, stronger cash 6th straight quarter of SR growth Service Revenues Service Revenues 6th straight quarter of SR growth y-o-y organic FY 17 FY 18 SR ex-MTR/MásMóvil • Q4 service revenues growth improved (+0.6 p.p. q-o-q) - “Consumer” (+0.6 p.p.) on convergence (+7.1% y-o-y) 1.8% 2.0% 1.0%1.3% 1.8% - “Business“ (+3.5 p.p.) on record IT sales & flat comms 1.4% 1.4% - “Wholesale & other” (-3.8 p.p.) on tough base 0.8% 0.6% (1.3%) 0.1% 0.0% (2.5%) • FY service revenues: +0.3% y-o-y (+1.7% ex-MTR/MásMóvil) (4.6%) • Tailwinds ahead: Tariffs update, promos expiry, IT, TV Q1 18 Q2 18 Q3 18 Q4 18 Consumer Business Wholesale wholesale and easing regulation/MVNO impact & Others o/ FY SR 54% 28% 18% Growing OpCF despite OpEx peak FY OIBDA, CapEx & OpCF (organic) (€m) y-o-y organic • Q4 OpEx: +3.6% y-o-y (+1.9 p.p. q-o-q); content cost peak - 297m provision (2016-18 plan; €40m extra savings run-rate) FY y-o-y (1.3%) (5.1%) +0.6% • Q4 OIBDA y-o-y: -3.2 p.p. vs Q3 5,064 - ~-2 p.p. content one-offs (calendar related) 3,467 - -1.5 p.p. new football cycle 1,597 • Benchmark organic OIBDA margin 40% in FY 18 • CapEx decline for a second year in a row OIBDA CapEx OpCF • Superior operating leverage: 27% OpCF margin Q4 y-o-y (4.4%) (23.7%) +10.9% 12

Germany | Network integration largely finalised Contract net adds Accelerating data monetisation Positive operational momentum (k) y-o-y Avg. data usage of O2 contract LTE cust • 47.1m accesses in EU largest market LTE penetration • Monetising data demand: Innovative tariff portfolio - O Free 2 4.1GB with “Boost & Connect” 1,002 3.9GB - LTE cust. 18.4m (+17% y-o-y); penetration +7 p.p. y-o-y 279 3.4GB 44% - Mobile churn improved -0.8 p.p. in Q4 (-0.2 p.p. in FY) 41% - Strong partners contribution: +62% of Q4 gross additions 40% (60% in 2018) Q4 FY Q2 18 Q3 18 Q4 18 • Step-up in network tests in H2 18: Connect magazine (+127 points y-o-y); Computer Bild (“strong LTE expansion”); Chip +50% +36% (“very good” in Hamburg & Munich) Revenues 2018 OIBDA 2018 Key financial highlights y-o-y organic y-o-y organic • MSR -0.8% y-o-y (in Q4 and FY) - MSR ex-reg -0.4% y-o-y in Q4 (flat in FY) +2.6% - Strong handset sales: +24.2% y-o-y in Q4 (+12.3% in FY) • Q4 OIBDA ex-reg. -2.8% y-o-y (+1.8% in FY) (1.0%) - FY 18 OpCF €868m (-3.7% y-o-y) (0.1%) (4.0%) Q4 FY Q4 FY €1,965m €7,320m €482m €1,834m 13

UK | Consistently outperforming the market Net adds Customer-centric (k) Postpay incl. M2M Prepay • Market-leading UK mobile operator with 32.6m accesses 284 (25.0m own brand + 7.6m MVNO partners) 117 - Strong contract net adds on the back of differentiated 84 16 propositions (+284k in Q4; +501k in FY) - Leading loyalty with lowest contract churn remaining at 1% (5) (54) (61) • 63% LTE penetration +3 p.p. y-o-y (101) (274) (245) Q4 17 Q1 18 Q2 18 Q3 18 Q4 18 Strong growth across the board Revenues 2018 OIBDA 2018 OpCF 2018 • Strong top-line growth +5.3% y-o-y in Q4 (+5.4% in FY) y-o-y organic • 10th consecutive quarter of MSR growth (+2.9% y-o-y in Q4; 16.5% 11.8% +2.8% in FY) 5.3% 5.4% • Robust Q4 OIBDA growth +23.8% y-o-y • 27.5% OIBDA margin in FY (+1.5 p.p.) • 2018 CapEx +7.1% y-o-y Q4 FY FY FY • OpCF €988m ex-spectrum in FY €1,846m €6,790m 14

Brazil | Strong operating momentum The best customer base profile Contract Net adds 2018 Prepaid Revenues 2018 (‘000) Contract MS (y-o-y) • Strengthening leadership - Contract Net adds: 3.6m (+7% vs 2017) 40.5% (12.7%) - Churn 2018: stable y-o-y 936 980 990 727 (17.5%) • Better performance in Q4 in prepaid (18.1%) - Room to continue migration to contract (22.3%) - 33m prepaid accesses (25% market share) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 • Irreplicable assets - Best 3G+4G coverage (95% coverage; 88% 4G coverage) FTTH (Dec-18) ARPU FBB Q4 - 1,000 4.5G cities (+819k cities in 2018) (premises passed in m) FTTH connected (€) • Focus on Fiber/IPTV - Outstanding results in cities launched since 2017: 42% up take 1.3 0.6 1.9 +50% - ARPU 2018 y-o-y; FBB +11.0%, Pay TV +4.2% 8.7 7.0 1.6 15.9 10.5 Dec-17 Dec-18 ADSL Fiber 15

Brazil | Best quarterly OIBDA margin ever Revenues OpEx vs Inflation Revenue trend reversed y-o-y organic Q3 18 Q4 18 y-o-y organic cumulative • FY 18 Total Revenues: +0.3% y-o-y (+1.5 p.p. q-o-q in Q4) OpEx Inflation - MSR +1.1% (+1.0 p.p. q-o-q in Q4) 0.5% 13.0% - Better macro & prepaid 6.3% 9.2% - Solid contract performance: prepaid migration & M4M (1.0%) (1.4%) (2.8%) 17.5 p.p. - Fixed: -4.5% y-o-y (+1.9 p.p. q-o-q in Q4) - Fiber related products accelerating: Fiber revs.:+26.6%; IPTV (1.9%) (2.5%) +59.0% (4.5%) Total Service 2016 2017 2018 - B2B improving (+4.8 p.p. q-o-q) OIBDA margin (organic) FCF (under Brazil reporting criteria) 12 consecutive quarters of OpEx decline (€m) y-o-y (€m) y-o-y ex FX • FY 18 OpEx -2.0% y-o-y (Q4: -1.9%) on digitalisation & simplification FY 18 37.2% +30.2% - FY 18 CapEx (18.9% CapEx/Revenues, +0.4 p.p. y-o-y) +1.2 p.p. +2.2 p.p. +2.3 p.p. +1.8 p.p. 1,542 - Acceleration in 4G and fiber deployment +2.2 p.p. 39.1% • FY 18 OIBDA +5.6% y-o-y (+5.4% in Q4) 37.2% 1,414 36.5% • FY 18 OpCF €2,401m (+9.1% y-o-y) 36.1% FY 17 FY 18 Q1 Q2 Q3 Q4 16

South Hispam | Sustainable growth in a difficult environment Accesses (Dec-18) Growth in value; still low penetration y-o-y Penetration • 5th consecutive quarter of positive contract net adds, +860k in 50% 2018 (-565k in 2017) 28% • Focus on fiber deployment - 2.1m prem. Passed in 2018 (8.3m Dec-18); 30% FTTx take-up 8% • FY 18 OpCF ex-spectrum €624m 5% • Q4 ARGENTINA (Revs. €884m; OIBDA €252m) Contract Pay TV LTE FTTx & Cable - Consistent Revenue & OIBDA (+28.2% & 29.5% y-o-y) 40% 49% 39% 53% - 469k FTTx connections (x2 y-o-y); 30k IPTV accesses (launch in Oct-18) • Q4 CHILE (Revs. €524m; OIBDA €150m) Revenues 2018 OIBDA 2018 - Accelerating contract (+13%) & FTTx accesses (+45%). Mobile y-o-y organic OpCF Margin ARPU +0.3% y-o-y after 6 Qs decreasing +8.3% Efficiencies boosting OIBDA: +11.2% y-o-y; margin +3.8 p.p. 11.1% - 9.6% 7.4% 8.1% • Q4 PERU (Revs. €528m; OIBDA €60m) - Accelerating contract (+5%) & FTTx/cable accesses (+42%) - Positive revenue growth ex-regulation (+3.1%). OIBDA -37.1% Q4 FY Q4 FY affected by intense competition 24.3% 25.7% (0.9 p.p.) (0.4 p.p.) 17

North Hispam | Regulation and competition dragging growth Accesses Outstanding FY OpCF (+18%) in a difficult environment Dec-18 y-o-y Penetration 2.4x • Value growth offseting Mexico headwinds - Contract accesses y-o-y growth in COL, MEX & CAM 43% - 304k FTTx connections (x2.4 y-o-y); 27% FTTx take up • FY 18 OpCF ex-spectrum €260m 5% 3% • FY 18 OIBDA margin organic: 27.4% (-2.3 p.p.) Contract Pay TV LTE FTTx • Q4 COLOMBIA (Revs. €363m; OIBDA €148m) 15% 77% 30% 23% - Sound growth in contract (+3%), prepaid (+9%) and Pay TV (+3%) - Commercial success, efficiencies & CapEx rationalisation led OpCF x2 (€364m in FY) Revenues 2018 OIBDA 2018 • Q4 MEXICO (Revs. €308m; OIBDA €13m) y-o-y organic ex-Reg Ex -MEX - Commercial traction in both prepaid (+5%) & contract (+8%) - Revenue & OIBDA (-6.3% & -78.9% y-o-y) highly affected by (2.4%) (1.2%) regulation, competition & spectrum fees (8.7%) • Q4 CAM (Revs. €228m; OIBDA €94m) (15.8%) - Strong acceleration in contract access (+15% y-o-y) Q4 FY Q4 FY - OpCF FY €172m, +25.2% (0.8%) +0.8% (9.6%) (1.3%) (0.7%) +1.0% +4.9% +2.7% 18

Telxius | Crystallising value from premium infrastructure

Growing asset portfolio

- **Increased traction in Towers**
  - 291 new tenants in Q4; largest quarterly gain in 2018
  - Higher tenancy ratio: 1.36 (+0.01x q-o-q; +0.03x y-o-y)
- **Commercial momentum in Cable**
  - New cables BRUSA (US-Brazil) and MAREA (US-Spain) fully on service
  - Ongoing capacity sales

Towers



#
Net adds
16,679
Q4
FY
+125
+391
Dec-18

Tenants



#
Net adds
22,639
Q4
FY
+291
+920
Dec-18

Increasing revenue and cash flow

- **Healthy service revenues growth in Q4**
  - Towers: +10% y-o-y
  - Cable: +2% y-o-y
- **Capital intensity down** (-6.3% y-o-y in FY); new cables are already completed
- **Robust FY 18 OpCF** (+33.9% y-o-y; €189m)

Revenues 2018



y-o-y organic
Ex-BRUSA effect
+4.9%
+11.6%
+5.5%
Q4
FY
€195m
€792m

OIBDA 2018



y-o-y organic
Ex-BRUSA effect
margin
+4.6%
+10.2%
+6.3%
Q4
FY
€91m
€370m
47.2%
Ex-BRUSA
(0.2 p.p.)

Telefónica

19

FY & Q4 18 Results Ms. Laura Abasolo CFCO

Q4 OIBDA & Net income special factors Q4 impacts in OIBDA -€472m Q4 impacts in Net Income -€651m 80 54 (46) (101) (262) (242) (242) (651) (363) (472) Hyperinflation Others Impairment Restructuring TOTAL Hyperinflation Others Restructuring Impairment TOTAL Mex Provisions factors Provisions Mex factors • Restructuring costs: enhancing profitability and FCF going forward - OIBDA: (SPA -€297m; GER -€38m, BRA -€19m; PER -€18m, CHI -€7m; COL -€6m; MEX -€5m, ECU -€3m; Others +€29m) • Capital gains on towers - OIBDA: Towers: CAM +€16m; COL +€3m • Capital loss on sale of Catsa in Spain (-€3m OIBDA) • Mexican impairment (€-242m OIBDA) - T. Mexico DTA de-recognition (-€28m Net Income) • Hyperinflation in ARG (+€80m OIBDA, -€46m Net Income) 20

FY Net income surpassed €3.3bn; EPS €0.57 FY 2018 €m (3.8%) reported 15,571 9,049 (4.0%) reported +6.4% reported 6,522 4 (955) (1,621) (619) 3,331 OIBDA D&A OI Associates Net financial Taxes Minorities Net Income expenses EPS +2.2% reported Underlying EPS €0.81 +9.0% 21

Managing FX headwinds OIBDA Lower drag from FX in Q4 €m • FX (ex. hyperinflation) reduced y-o-y (93) 1,137 (1,511) 16,187 (148) -Revs. (Q4: -7.2 p.p.; FY: -8.2 p.p.) 15,571 -OIBDA (Q4: -7.8 p.p.; FY: -9.3 p.p.) • Positive contribution from hyperinflation in Q4 FY 17 Other Organic FX Hyperinfl. FY 18 • Solid organic contribution special evolution factors Reported (3.8%) y-o-y OIBDA FX impact significantly reduced at FCF FX reduces OpEx FX reduces CapEx, FX reduces • FX deducting -€4,252m; -€1,511m and -€508m in Revs., OIBDA Taxes & others NDebt and FCF respectively • FX reduced net debt (-€213m 12M rolling) Revenues OIBDA FCF Net Debt -€4,252m -€1,511m -€508m -€213m 12M rolling 22

Strong FCF; mid-single digit growth in FY ex-spectrum FCF ex-spectrum 2018 FCF ex-spectrum growing on improved business performance €m +5.3% y-o-y €m 5,578 8,320 79 +14.1% y-o-y +5.3% y-o-y 1,987 1,588 1,435 (1,636) 5,578 579 4,904 (1,184) (674) Q1 Q2 Q3 Q4 FY FCF reported 550 998 1,420 1,947 4,904 OpCF WC Interest Taxes, FCF Spectrum FCF ex-spectrum payments minorities ex-spectrum paid & paid +13.1% y-o-y -0.9% y-o-y Others Net financial debt (7th Q in a row declining) FCF/sh. 2018 €Bn -2.4 € 0.13 -0.9 0.96 0.85 44.2 44.0 43.6 42.6 41.8 0.40 0.32 0.11 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Total interest Europe FCF Hybrids Total Spectrum Dividend ex-Financial Payments payments (before taxes) 23

Steady net debt reduction out of strong FCF Net Financial Debt €m € Bn -2,445 ND/OIBDA ND/OIBDA ND/OIBDA 2.66x 2.65x 2.61x 44,230 (4,904) 775 (392) (532) 2,608 41,785 (1.4) 40.4 Dec-17 FCF Shareholder Pre-retirement Net financial FX & Dec-18 Post-closing Dec-18 remun. (incl. commitments investments Others events including post- closing events hybrid coupons and LME) 8,320 79 (1,636) (865) (994) 4,904 OpCF ex- Working Net interest Tax Dividend to minorities, FCF spectrum capital payment spectrum & others accrued Post-closing events: sale of T. Central America and Antares 24

Strong liquidity thanks to attractive long-term financing Sources of long-term financing Net Debt maturities FY 2018 & 2019 YTD | €Bn Dec-18 | €Bn; not considering hybrid NC dates 5.5 13.5 74% debt Avg. debt life in fixed rates 9.0 years 2.3 1.1 5.5 5.6 2.0 Cash > gross 1.6 maturities 1.0 2019E 2020E 2021E Green Bond USD Bonds € Bonds Financing at Hybrids Bank Total Subsidiaries Refinancing Liquidity position Interest payment costs Dec-18 | €Bn Dec-18 97% LT 12.2 20.1 (0.04 p.p.) 3.45% 7.9 3.41% Cash position Undrawn credit Liquidity position Sep-18 Dec-18 lines & synd. credit facilities 25

Conclusion Mr. José Mª Álvarez-Pallete Chairman & CEO 31

2019 guidance

Operating 2019 guidance (organic)	Guidance 2019E
Revenues	Around +2%
OIBDA	Around +2%
CapEx / Sales ex-spectrum	Around 15%

Sustainable revenue & OIBDA growth despite regulation

CapEx rationality

Attractive, stable & sustainable dividend

Dividends to be paid in 2019 calendar yr. €0.40/sh.

Cash: Jun/19 €0.20/sh.

Cash: Dec/19 €0.20/sh.

2019 DIVIDEND	€0.4/SH. CASH
Interim Dec-19	€0.20/sh.
Final Jun-20	€0.20/sh.

Telefónica

26

Summary 2018 • Focus and invest in transformation • Leading the pack in digitalisation, virtualisation & AI • Upgrade customer base; clear drive towards FTTx and 4G • Sustainable organic growth; margin expansion; further deleverage on robust FCF • Growth & returns; leveraging our differential assets and our global capabilities 2019 • Network transformation enables to better customer experience, regain differentiation • Monetisation of our leading value proposition • Capture benefits of digitalisation efforts; flexibility to reallocate resources across footprint • Increase ROCE 27

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 21, 2019	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer.